                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 7)*

                                 GRADCO SYSTEMS, INC.
                                   (Name of Issuer)

                           Common Stock, without par value
                            (Title of Class of Securities)

                                      384111 100
                                    (CUSIP Number)

                             Bressler, Amery & Ross, P.C.
                                   17 State Street
                                  New York, NY 10004
                          Attention: Bernard Bressler, Esq.
                                    (212) 425-9300
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 12, 1998
               (Date of Event which Requires Filing of this Statement)

-----------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

-----------------------------
CUSIP No. 384111 100
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Plenum Publishing Corporation ("Plenum"), and Martin E. Tash and Arlene S. Tash ("Mr. and Mrs. Tash"), as a group. See Item 1 of separate cover pages for each of Plenum and Mr. and Mrs. Tash for other required information.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [  ]
                                                            (b) [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     See Item 4 of separate cover pages for Plenum and Mr. and Mrs. Tash.
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     See Item 6 of separate cover pages for Plenum and Mr. and Mrs. Tash.
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     See Item 7 of separate cover pages for Plenum and Mr. and Mrs. Tash.
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     See Item 8 of separate cover pages for Plenum and Mr. and Mrs. Tash.
--------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     See Item 9 of separate cover pages for Plenum and Mr. and Mrs. Tash.
--------------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     See Item 10 of separate cover pages for Plenum and Mr. and Mrs. Tash.
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     466,487 shares of Common Stock
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [  ]
     CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     See Item 14 of separate cover pages for Plenum and Mr. and Mrs. Tash.
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

-----------------------------
CUSIP No. 384111 100
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Plenum Publishing Corporation
     IRS Identification No. 13-5648711
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     34,939
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     None
--------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     34,939
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,939 shares of Common Stock
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
     CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

-----------------------------
CUSIP No. 384111 100
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Martin E. Tash
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     111,990
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     244,558
--------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     111,990

--------------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     244,558
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     431,548 shares of Common Stock (Includes currently exercisable options for the purchase of 75,000 shares)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [X]
     CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

-----------------------------
CUSIP No. 384111 100
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Arlene S. Tash
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     None
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     244,558
--------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     None

--------------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     244,558
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     244,558 shares of Common Stock
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [X]
     CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

     Security:      Common Stock, no par value ("Common Stock")

     Issuer:        Gradco Systems, Inc. (the "Company")
                    3753 Howard Hughes Parkway
                    Suite 200
                    Las Vegas, Nevada 89109

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This Amendment No. 7 to Statement on Schedule 13D is filed jointly by the following persons to reflect the dissolution of the "group" (the "Group") with respect to which this Schedule 13D was originally filed: (i) Plenum Publishing Corporation, a Delaware corporation ("Plenum"); (ii) Martin E. Tash; and (iii) Arlene S. Tash. Each of the Reporting Persons hereby disclaims membership in the Group, and by this filing intends to terminate the Group's
Schedule 13D filing requirements under Section 13(d) of the Securities Act of 1934, as amended.

     (b) The principal business and office address of Plenum is 233 Spring Street, New York, NY 10013. The principal residential address of Martin E. Tash and Arlene S. Tash is 17049 Northway Circle, Boca Raton, Florida 33496.

     (c) The principal business of Plenum is publishing. The principal occupation of Martin E. Tash is President and Chairman of the Board of Plenum and the Company, the addresses of which are set forth above. Arlene S. Tash is retired.

     (d) None of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Plenum is a Delaware corporation. Mr. and Mrs. Tash are both United States citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 20, 1998, Plenum distributed as a dividend to its stockholders 878,061 shares of the Company out of a total of 913,000 shares owned by Plenum on that date. Plenum currently owns 34,939 shares of the Company.

     Pursuant to the foregoing dividend, Plenum distributed 3,233 shares of the Company to Mr.

Tash, 74,558 shares jointly to Mr. and Mrs. Tash and 28,085 shares to an account in Plenum's Profit Sharing Plan over which Mr. Tash has sole voting and investment power.

     As set forth in Item 6(b) below, on September 11, 1997, the Company granted to Mr. Tash options for the purchase of 100,000 shares. Such options were granted to Mr. Tash in consideration of his performance of services for the Company.

ITEM 4.   PURPOSE OF TRANSACTION

     The purposes underlying the acquisition of securities of the Company by the Reporting Persons are set forth in the original Schedule 13D and amendments thereto filed by the Reporting Persons.

     The purpose of the filing of this Amendment is to report that, commencing with Plenum's announcement to dispose of substantially all of its shares of the Company as set forth in Item 3 above, Plenum, on the one hand, and Mr. and Mrs. Tash, on the other, no longer intend to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof:

          (i) Plenum is the sole beneficial owner of 34,939 shares of the Company which constitutes 0.4% of the Common Stock of the Company.

          (ii) Martin E. Tash is the sole beneficial owner of 186,990 shares of the Company, 75,000 of which constitute shares that Mr. Tash has the right to acquire upon the exercise of currently exercisable stock options. Said 186,990 shares constitute 2.4% of the outstanding Common Stock of the Company [Note: The 75,000 shares which may be acquired upon the exercise of options have been deemed outstanding for purposes of calculating the foregoing percentage.] In addition, Mr. Tash may be deemed to be the beneficial owner of the shares owned by Plenum since Mr. Tash is President and Chairman of the Board of Plenum. Mr. Tash disclaims beneficial ownership of the shares owned by Plenum.

          (iii) Martin E. Tash and Arlene S. Tash are the joint beneficial owners of 244,558 shares of the Company, constituting 3.1% of the outstanding Common Stock of the Company. In addition, Mrs. Tash may be deemed to be the beneficial owner of the shares owned by Mr. Tash. Mrs. Tash disclaims beneficial ownership of the shares owned by Mr. Tash.

     The Reporting Persons in the aggregate may be deemed to own an aggregate of 5.9% of the Common Stock of the Company. However, effective March 12, 1998, the Reporting Persons have dissolved the group previously identified in this
Schedule 13D.  This filing represents the former
group's final filing. Any further required filings will be made individually by the former members of such group.

     (b) (i) Plenum has the sole power to vote or direct the vote with respect to all 34,939 shares that it owns.

          (ii) Martin E. Tash has the sole power to vote or direct the vote with respect to the 111,990 shares of which he is the sole beneficial owner.

          (iii) Martin E. Tash and Arlene S. Tash share the power to vote or direct the vote with respect to 244,558 shares.

     (c) There have been no transactions effected by the Reporting Persons since April 29, 1998 with respect to any shares of the Company.

     (d) No person other than each respective owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

     (e) As a result of the distribution described in Item 3 above, on March 20, 1998, Plenum ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) Options issued to Mr. Tash for the purchase of 50,000 shares of Common Stock of the Company at an exercise price of $3.00 per share pursuant to the Company's 1988 Stock Option Plan (as disclosed in Amendment No. 6 to this
Schedule 13D) are now all currently exercisable.

     (b) On September 11, 1997, the Company granted to Mr. Tash options to purchase 100,000 shares of Common Stock of the Company pursuant to the Company's 1997 Stock Option Plan, at an exercise price of $2.00 per share. The options become exercisable in four installments of 25,000 each on and after February 15, 1998, 1999, 2000 and 2001. Options for 25,000 shares are currently exercisable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1) Stock Option Agreement dated as of September 11, 1997 between Gradco Systems, Inc. and Martin E. Tash.

                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 29, 1998

PLENUM PUBLISHING CORPORATION



By:/s/ Martin E. Tash
   ------------------------------------
   Name: Martin E. Tash
   Title: President


Date: June 29, 1998



/s/ Martin E. Tash
------------------------------------
Martin E. Tash



Date: June 29, 1998



/s/ Arlene S. Tash
------------------------------------
Arlene S. Tash